

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2017

Thomas Fitzgerald
Chairman
Aspyron Inc
763 Linden Ave, Suite 2
Rochester, New York 14625

> **Re: Aspyron Inc**
> **Offering Statement on Form 1-A**
> **Filed September 27, 2017**
> **File No. 024-10749**

Dear Mr. Fitzgerald:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed September 27, 2017

Use of Proceeds, page 19

1.   Please revise to clarify your planned use of proceeds in the event that all of the securities being offered are not sold. For instance, explain and quantify "minimal inventories." Refer to Instruction 3 to Item 6 of Form 1-A. Please also revise to include the rent expense you expect to pay with offering proceeds, as suggested in the third bullet point on page 30.

Description of Business, page 20

2.   Please expand this section to describe the "range of related pipeline products" referenced on page 5 as well as their current development status.

3.   Please revise to include, under an appropriate heading, the extent which your operations depend or expect to depend on patents, copyrights, or trade secrets and provide the following information:

- Whether the patents are owned or licensed from a third party. If licensed from a third party, please identify the third party;
- The type of patent protection such as composition of matter, use or process;
- Patent expiration dates and expected expiration dates for pending patent applications, and if applicable, any steps that you are taking to pursue regulatory means to extend any of your patents; and
- Identification of all applicable jurisdictions where patents are granted or patent applications are pending.

        If no patents or copyrights have been filed, please clearly state so. See Item 7(a)(2) of Form 1-A.

Competition, page 27

4.   Given that your business is the purchase, rebranding and reselling of products under a non-exclusive manufacturing and supply agreement, please revise to clarify how you will compete on the basis of the products' "unique aspects and consumer benefits."

Directors, Executive Officers and Significant Employees, page 32

5.   Please revise to clarify the nature of Mr. Todhunter's "involvement" with the bankruptcy proceeding you reference on p. 35. Refer to Item 10(d) of Form 1-A.

Exhibits

6.   We note your Aphex Agreement references appendices A, B, and C. Please file the complete agreement.

General

7.   Please delete the references to the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act, as it does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See paragraph (a)(1) of Section 27A of the Securities Act of 1933.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Thomas Fitzgerald
Aspyron Inc
October 27, 2017
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Christine Torney at 202-551-3652 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                              Division of Corporation Finance
                                            Office of Healthcare & Insurance

cc: Michael Williams